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                              May 24, 2023

       Wang Dian
       Chief Executive Officer
       Hywin Holdings Ltd.
       F3, Hywin Financial Centre
       8 Yincheng Mid. Road
       Pudong New District , Shanghai 200120
       People   s Republic of China

                                                        Re: Hywin Holdings Ltd.
                                                            Form 20-F for
Fiscal Year Ended June 30, 2022
                                                            Filed October 12,
2022
                                                            File No. 001-40238

       Dear Wang Dian:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F filed October 12, 2022

       Introduction, page 1

   1. We note your response to our prior comment 1 and reissue in part. We note your response that in light of the
revised definition of "China" and the "PRC," the Company will also revise "China" and the
"PRC" to "mainland China" in future Form 20-F filings as
                                                        necessary. In future
filings, please revise your definition of "China" or the "PRC" to include Hong Kong and
Macau. The definition may clarify that the only time that
                                                        "China" or the "PRC"
does not include Hong Kong or Macau is when you are referencing specific laws and
regulations adopted by the PRC. If it does, please revise your disclosure to discuss any
commensurate laws or regulations in Hong Kong, if applicable, and any risks and consequences
to the company associated with those regulations. Please also disclose in the
definition section that the same legal and operational risks associated with
 Wang Dian
Hywin Holdings Ltd.
May 24, 2023
Page 2
      operations in China also apply to operations in Hong Kong. Please confirm your understanding and include your proposed language in your response letter. Risk Factors, page 7

2. We note your response to our prior comment 2 and reissue in part. Given the Chinese government's significant oversight and discretion over the conduct of your business, in future filings, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Please include your proposed disclosure in your response letter.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Madeleine Joy Mateo at 202-551-3465 or Susan Block at 202-551-
3210 if you have any questions.



                                                            Sincerely,
FirstName LastNameWang Dian
                                                            Division of
Corporation Finance
Comapany NameHywin Holdings Ltd.
                                                            Office of Finance
May 24, 2023 Page 2
cc:       LOK Wai
FirstName LastName